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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                               VECTOR GROUP LTD.
                                (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)
                            -----------------------

                                  112525-10-0
                                 (Cusip Number)


      MICHAEL D. WEINER, ESQ.                         DANIEL G. KELLY, JR.
       APOLLO ADVISORS, L.P.                          DAVIS POLK & WARDWELL
1999 AVENUE OF THE STARS, SUITE 1900                   1600 EL CAMINO REAL
   LOS ANGELES, CALIFORNIA 90067                  MENLO PARK, CALIFORNIA 94025
           (310) 201-4100                                (650) 752-2000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                August 28, 2000
                                ---------------
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement: [ ]

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                                   Page 1 of 6
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                                  SCHEDULE 13D

CUSIP No.  112525-10-0                                        Page 2 of 6 Pages

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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              AIF II, L.P.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                                     (b)  [ ]

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      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       [ ]

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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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                                         7    SOLE VOTING POWER

                                              2,433,328 shares of Common Stock
                                        ---------------------------------------
                                         8    SHARED VOTING POWER

     NUMBER OF SHARES                         2,512,648 shares of Common Stock
BENEFICIALLY OWNED BY EACH              ---------------------------------------
  REPORTING PERSON WITH                  9    SOLE DISPOSITIVE POWER

                                              2,433,328 shares of Common Stock
                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER

                                              2,512,648 shares of Common Stock
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,512,648 shares of Common Stock
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.9%
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     14       TYPE OF REPORTING PERSON*

              PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No.  112525-10-0                                        Page 3 of 6 Pages

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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lion Advisors, L.P.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                                     (b)  [ ]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                                         7    SOLE VOTING POWER

                                              79,320 shares of Common Stock
                                        ---------------------------------------
                                         8    SHARED VOTING POWER

     NUMBER OF SHARES                         2,512,648 shares of Common Stock
BENEFICIALLY OWNED BY EACH              ---------------------------------------
  REPORTING PERSON WITH                  9    SOLE DISPOSITIVE POWER

                                              79,320 shares of Common Stock
                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER

                                              2,512,648 shares of Common Stock
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,512,648 shares of Common Stock
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              [ ]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.9%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

     This Amendment No. 3 amends and supplements the following Items of the Statement on Schedule 13D (the "Schedule 13D") of AIF II, L.P. and Lion Advisors, L.P. (collectively, the "Reporting Persons") originally filed on March 27, 1998, as amended on September 30, 1999 and June 30, 2000, with the Securities and Exchange Commission with respect to the shares of Common Stock, par value $0.10 per share, of Vector Group Ltd. (formerly known as Brooke Group Ltd.) (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

     Responses to each item below are incorporated by reference into each other item, as applicable.

ITEM 4. PURPOSE OF TRANSACTIONS

     This filing is being made in connection with the following transactions:

     1) The exercise, effective August 28, 2000, of Warrants by AIF II, L.P. for 1,257,328 shares of the Issuer's Common Stock;

     2) The record ownership registration by the Issuer of Warrants to acquire 38,324 shares of its Common Stock in the name of Lion Advisors, L.P. in connection with the expiration of the Management Agreement with Artemis America Partnership ("Artemis") as previously reported in Amendment No. 2 to the
Schedule 13D;

     3) The record ownership registration by the Issuer of Warrants to acquire 41,198 shares of its Common Stock in the name of Lion Advisors, L.P. in connection with the expiration of the Management Agreement, and the subsequent exercise of such Warrants for 40,996 shares of the Issuer's Common Stock.

     The exercise price of the Warrants described in items 1 and 3 above was $0.095 per share, and the exercise price of the Warrants described in item 2 above is $4.76 per share. The exercise prices and the number of shares underlying the Warrants differ from those previously reported as a result of a contractual adjustment in connection with the declaration and payment by the Issuer of a 5% stock dividend in September 1999. The number of shares received upon the exercise of the Warrants reflects the withholding of securities to pay the exercise price.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Following the transactions described in Item 4 above, the Reporting Persons beneficially own an aggregate of 2,512,648 shares of Common Stock, representing approximately 9.87% of the issued and outstanding shares of Common Stock (assuming exercise in full of the Warrants), based on the Issuer having issued and outstanding 25,454,532 shares of Common Stock on September 11, 2000 (based on the Issuer's most recent Quarterly Report on Form 10Q plus 952,102 Common Shares issued on August 28, 2000 to Artemis pursuant to the exercise of certain warrants). The Reporting Persons have sole voting and dispositive power with respect to the number of shares of Common Stock and Warrants indicated in items 7 and 9 of the cover page of the Schedule 13D and, because of the relationships described in Item 2 "Identity and Background," may also be deemed to have shared voting and dispositive power with respect to the number of shares of Common Stock and Warrants indicated in items 8, 10 and 11 on such cover page.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the expiration of the Management Agreement and the transaction described in items 2 and 3 above, the Reporting Persons granted to Artemis a limited participation right on a pro rata basis in certain sales of the Common Stock and/or the Warrants.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000

                                   AIF II, L.P.

                                   By:  Apollo Advisors, L.P., its General
                                        Partner


                                   By:  Apollo Capital Management, Inc.,
                                        its General Partner

                                   By:  /s/ Michael D. Weiner
                                      --------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2000

                                   LION ADVISORS, L.P.

                                   By:  Lion Capital Management, Inc.,
                                        its General Partner

                                   By:  /s/ Michael D. Weiner
                                      --------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President